Exhibit 99.1

NEWS RELEASE

SAVE THE DATE:
NOVAGOLD 2013 Annual and Special Meeting of Shareholders
Conference Call and Webcast

April 24, 2013 — Vancouver, British Columbia — NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) will hold the  Company’s 2013 Annual and Special Meeting of Shareholders on Wednesday, May 29 at 3:00 pm PDT (6:00 pm EDT) at the Pan Pacific Hotel (999 Canada Place) in the Coal Harbour room. The webcast and conference call-in details are provided below.

Webcast: www.novagold.com
North American callers: 1-877-280-4961
International callers: 1-857-244-7318
Participant Passcode: 69279499

NOVAGOLD welcomes its shareholders and any interested parties to participate in the Annual and Special Meeting of Shareholders. The webcast will be archived on NOVAGOLD’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 (North America), or 1-617-801-6888 (International), followed by your Access PIN: 50266407. For a transcript of the call please email info@novagold.com.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227